Exhibit j(1)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 72 to the Registration Statement Nos. 2-73133 and 811-3221 on Form N-1A of Fidelity Charles Street Trust, of our reports dated November 13, 2001, November 7, 2001, November 5, 2001, November 6, 2001, and November 2, 2001, appearing in the Annual Report to Shareholders of Fidelity Asset Manager, Fidelity Asset Manager: Aggressive, Fidelity Asset Manager: Growth, Fidelity Asset Manager: Income, and Spartan Investment Grade Bond Fund, respectively, for the year ended September 30, 2001.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Auditor" in the Statements of Additional Information, which are a part of such Registration Statement.

____________________________	/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
November 15, 2001